

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Steven Lo
President and Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, California 94555

> **Re:  Zosano Pharma Corporation**
> **Registration Statement on Form S-3**
> **Filed July 2, 2021**
> **File No. 333-257682**

Dear Mr. Lo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Kathleen M. Wells, Esq.